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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47783

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2021__ AND ENDING __12/31/2021__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **CoreCap Investments, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

27777 Franklin Rd. Ste 700

(No. and Street)

Southfield	**MI**	**48034**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Muncie	**248-784-1341**	**dave.muncie@corecapinv.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Carnaghi & Schwark, PLLC

(Name – if individual, state last, first, and middle name)

30435 Groesbeck Hwy	**Roseville**	**MI**	**48066**
(Address)	(City)	(State)	(Zip Code)
5/19/09		**3421**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David W. Muncie _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CoreCap Investments, LLC _____, as of 12/31 _____, 2021 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DANIEL MCCARTY
Notary Public, State of Michigan
County Of Macomb
My Commission Expires 03-25-2023
Acting in the County of _Oakland_

Signature: _[signature]_

Title:
Chief Financial Officer

Daniel McCarty
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CORECAP INVESTMENTS, LLC

FINANCIAL STATEMENTS AND
SUPPORTING SCHEDULES PURSUANT TO RULE 17A-5
OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2021

■ *CORECAP INVESTMENTS, LLC*

Financial Statements
and Supplementary Information

December 31, 2021

TABLE OF CONTENTS

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of CoreCap Investments, LLC
Southfield, Michigan

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of CoreCap Investments, LLC, as of December 31, 2021, the related statements of operations, stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of CoreCap Investments, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of CoreCap Investments, LLC's management. Our responsibility is to express an opinion on CoreCap Investments, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CoreCap Investments, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information
The computations of net capital and determination of reserve requirements under rule 15c3-1 of the securities and exchange commission have been subjected to audit procedures performed in conjunction with the audit of CoreCap Investments, LLC's financial statements. The supplementary information is the responsibility of CoreCap Investments, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computations of net capital and determination of reserve requirements under rule 15c3-1 of the securities and exchange commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Carnaghi + Schwark, PLLC

We have served as CoreCap Investments, LLC's auditor since 2014.
Roseville, Michigan
March 25, 2022

CORECAP INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$	1,187,264
Accounts receivable:		
Brokers, dealers and clearing organizations		821,038
Deposit - clearing organizations		50,000
Sales representatives		59,415
Related party		—
Other		2,785
Prepaid expenses		430,605
TOTAL ASSETS	$	2,551,107

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	—
Commissions payable		954,418
Contingent liability		50,000
Amount due to related parties		82,003
Unsecured debits		591
Total Liabilities		1,087,012

MEMBER'S EQUITY

Member's equity		1,464,095
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,551,107

See accompanying notes.

CORECAP INVESTMENTS, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2021

Revenue:

Commissions	$	509,586
Investment company shares		3,233,673
Insurance based products		2,328,087
Gain/Loss principal trades		5,358
Interest income		2,242
Underwriting revenue		226,149
Fees earned 12b-1		3,478,495
Other revenue		412,858
Total revenue		10,196,448

Operating Expenses:

Commission expenses	8,314,092
Clearance fees	64,904
Communications	193,145
Occupancy costs	27,588
Litigation related expenses	1,735
Other operating expenses	1,008,692
Total operating expenses	9,610,156
NET INCOME	$ 586,292

See accompanying notes.

CORECAP INVESTMENTS, LLC

STATEMENT OF MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2021

	Member's Equity
Balance at January 1, 2021	$ 877,803
Net income	586,292
Additional capital paid in	—
Distributions to member	—
Balance at December 31, 2021	$ 1,464,095

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	586,292

Adjustment to reconcile net income to net
cash provided by operating activities:
Changes in:

Receivables	(	408,505)
Prepaid expenses	(	63,823)
Accounts payable		513,785
Total adjustments		41,457
Net cash provided by operating activities		627,749

CASH FLOWS FROM FINANCING ACTIVITIES

Additional capital paid in	—
Net cash provided by financing activities	—
NET INCREASE IN CASH	627,749
Cash and cash equivalents – Beginning of year	559,515
Cash and cash equivalents – End of year	$ 1,187,264

See accompanying notes.

[7]

NOTE 1 – ORGANIZATION

CoreCap Investments, LLC (the "Company" or "Core Cap") operates as an introducing broker-dealer clearing its client's transactions on a fully disclosed basis through a clearing broker-dealer. The Company was incorporated in May 2012 and registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC) in March 1996.

The Company is a wholly owned subsidiary of Core Capital Holdings, LLC.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Revenue is recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses. Revenue associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and presented within other income.

The Company provides transaction related services to its customers. Securities transactions and the related commission revenue and expenses are recorded on a trade date basis. Insurance commissions are recorded when earned. Revenue as disaggregated by source is presented in the accompanying statement of operations.

Accounts receivable and contract balances from contracts with customers were as follows. Accounts receivable approximated $821,000 and $411,000 as of December 31, 2021 and 2020, respectively. Contract assets were not material as of December 31, 2021 and 2020. Contract liabilities approximated $1,002,000 and $487,000 as of December 31, 2021 and 2020, respectively.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments with Off-Balance Sheet Risks

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

[8]

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal Income Taxes
During April 2020, CoreCap along with its Parent converted from an S corporation to an LLC. As an LLC, the Company is treated as a partnership for Federal income tax purposes. Consequently, Federal income taxes are not payable by, or provided for, the Company. LLC members are taxed individually on their share of taxable earnings. CoreCap's net income or loss is allocated among the members in accordance with the provisions of the Company's operating agreement.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. The primary objective of ASC 740 is to prescribe measurement and disclosure requirements for income tax provisions when uncertainty exists as to whether the reporting entity's tax positions would be sustained in the event of an examination. Company management believes that there are no material uncertainties in which tax positions taken would not be sustained upon examination. With few exceptions, the Company is no longer subject to U.S. Federal income tax examinations for years before 2018 or state income tax examinations for years before 2017.

Subsequent Events
The Company has evaluated events and transactions for potential recognition or disclosure through March 25, 2022 which is the same date the financial statements were available to be issued.

NOTE 3 – TRANSACTIONS WITH PARENT COMPANY

The Parent Company provides furniture and fixtures, personnel, general administrative and consulting services to the Company in connection with the Company's business. Reimbursement of these expenses is based on an itemized schedule of amounts paid.

For the year ended December 31, 2021 charges for services provided by CoreCap Holdings, LLC approximated $668,000 and are included in other operating expenses in the accompanying statement of operations.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 or 1/15th of aggregate indebtedness, as defined.

CORECAP INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 4 – NET CAPITAL REQUIREMENTS (Continued)

At December 31, 2021, the Company's net capital totaled $968,113 which was $895,645 in excess of its required net capital of $72,468. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 1.12 to 1.

NOTE 5 – LEASE COMMITMENTS

The Company shares office space with its Parent and other related parties subject to a lease agreement with the Parent. The Company reimburses CoreCap Holdings, LLC on a monthly basis for a portion of occupancy costs which approximated $2,300 per month as of December 31, 2021.

For the year ended December 31, 2021 occupancy expenses for the current and former locations approximated $27,600 and is included in occupancy costs in the accompanying statement of operations.

NOTE 6 – CONTINGENCIES

At December 31, 2021, the Company was subject to a pending Securities and Exchange Commission (SEC) investigation related to supervision of a former registered representative who was terminated on January 23, 2017. The Company has accrued a contingent liability of $50,000 to cover any potential loss from the outcome of the SEC investigation.

The disposition of this matter, in the opinion of management, will not have a material adverse effect on the Company's financial position.

NOTE 7 – COVID-19 CORONAVIRUS PANDEMIC

The COVID-19 pandemic has had and will continue to have a negative impact on the Company's business, financial condition and operations. The full extent of the impact of COVID-19 is still uncertain. The Company implemented certain initiatives in order to reduce the impact of the pandemic on the Company's financial condition. As the pandemic continues, the extent of impact on the Company's business, financial condition and results of operations will depend on future developments all of which are uncertain and cannot be predicted. As a result, it is not currently possible to ascertain the overall impact of COVID-19 on the Company's business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

SUPPLEMENTARY INFORMATION

CORECAP INVESTMENTS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Total ownership equity	$ 1,464,095
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	1,464,095
Add:	
a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
b. Other deductions or allowable credits	-
Total capital and allowable subordinated liabilities	1,464,095
Deduction and/or charges:	
a. Total non-allowable assets from Statement of Financial Condition	495,982
b. Other deductions and/or charges	-
Other additions and/or allowable credits	-
Net capital before haircuts on securities positions	495,982
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f])	-
Net capital	968,113
Net capital requirement	72,468
Excess net capital	$ 895,645

■ CORECAP INVESTMENTS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities	$ 1,087,012
Percentage of aggregate indebtedness to net capital	112%

Reconciliation with Company's Computation
There is no material difference between the computation of net capital as reported in CoreCap Investments, LLC Part II Amended (Unaudited) FOCUS report dated December 31, 2021 and the above calculations.

■ *CORECAP INVESTMENTS, LLC*

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3

CoreCap Investments, LLC is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer …".

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

ANTHONY L. CARNAGHI, CPA
DOUGLAS W. SCHWARK, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
CoreCap Investments, LLC
Southfield, Michigan

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of CoreCap Investments, LLC is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating CoreCap Investments, LLC's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriated for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting general assessment payment sufficient to cover liability;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion on CoreCap Investments LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Carnaghi + Schwark, PLLC

Roseville, Michigan
March 25, 2022

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended __12/31/21__

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

CoreCap Investments, LLC
27777 Franklin Rd Ste 700
Southfield, MI 48034

FINRA 8-47783 Dec

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

David Muncie 248-784-1341

2. A. General Assessment (item 2e from page 2) $ 1,638

   B. Less payment made with SIPC-6 filed (exclude interest)   (826)

     7/30/21

      Date Paid

   C. Less prior overpayment applied   ( )

   D. Assessment balance due or (overpayment)   812

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 812

   G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☑ $ 812
Total (must be same as F above)

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CoreCap Investments, LLC
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 25th day of February , 20 22 .

Chief Financial Officer
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
      Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _____
and ending _____

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $10,196,448

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

Total additions _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   9,039,255

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   64,904

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): _____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $345

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)   345

Total deductions   9,104,504

2d. SIPC Net Operating Revenues $1,091,944

2e. General Assessment @ .0015 $1,638

(to page 1, line 2.A.)

2

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

EXEMPTION REPORT IN ACCORDANCE WITH RULE 17a-5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
CoreCap Investments, LLC
Southfield, Michigan

We have reviewed management's statements, included in the accompanying Exemption Report in which, (1) CoreCap Investments, LLC identified the following provisions of 17 C.F.R. subsection 15c3-3(k) under which CoreCap Investments, LLC claimed an exemption from 17 C.F.R. subsection 240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) CoreCap Investments, LLC stated that CoreCap Investments, LLC met the identified exemption provisions throughout the current fiscal year without exception. CoreCap Investments LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CoreCap Investments, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of rule 15c3-3 under the Securities Exchange Act of 1934.

Carnaghi + Schwark, PLLC

Roseville, Michigan
March 25, 2022

CoreCap Investments, LLC
Exemption Report Prepared Pursuant to Securities and Exchange Act of 1934 Rule 17a-5,
Subsection 240.17a-5(d)(1) and (4) of the U.S. Securities and Exchange Commission
December 31, 2021

CoreCap Investments, LLC Exemption Report

The following statements are made to the best knowledge and belief of David Muncie as chief financial officer of CoreCap Investments, LLC:

I, David Muncie, as the chief financial officer of CoreCap Investments, LLC, (the Company) am responsible for complying with 17 C.F.R. Section 240.17a-5, ("Reports to be made by certain brokers and dealers") and complying with 17 C.F.R. Section 240.15c3-3(k) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. Section 240.17a-5 and the exemption provisions.

Based on this evaluation, I assert the following:

The Company claimed exemption from 17 C.F.R. Section 240.15c3-3 under the following provisions of 17 C.F.R. Section 240.15c3-3: (k)(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-(k) throughout the most recent fiscal year ended December 31, 2021 without exception.

I, David Muncie, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

_____ CFO
Signature   Title

3-14-22
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Date